Filed Pursuant to Rule 424(b)(3)
File No. 333-125546

APPLE REIT SEVEN, INC.

STICKER SUPPLEMENT TO

SUPPLEMENT NO. 7 DATED AUGUST 18, 2006

SUPPLEMENT NO. 17 DATED APRIL 26, 2007

SUPPLEMENT NO. 18 DATED MAY 16, 2007

SUPPLEMENT NO. 19 DATED JUNE 5, 2007

SUPPLEMENT NO. 20 DATED JUNE 19, 2007

Supplement Nos. 7, 17, 18, 19 and 20 to be used with

PROSPECTUS DATED MARCH 3, 2006

Summary of Supplements to Prospectus (See Supplements for Additional Information)

Supplement No. 7 (cumulative, replacing all prior supplements) dated August 18, 2006 reports on (a) our purchase of nine hotels containing a total of 969 rooms for an aggregate gross purchase price of $112,095,000, and (b) our execution of separate purchase contracts that relate to nine additional hotels containing a total of 1,132 rooms and that provide for an aggregate gross purchase price of $157,205,000. This supplement also provides certain financial statements and other information about us and the hotels we have purchased to date.

Supplement No. 17 (cumulative since August 18, 2006) dated April 26, 2007 reports on (a) our purchase of 19 hotels containing a total of 2,361 rooms for an aggregate gross purchase price of $362,366,760; (b) our execution of purchase contracts that relate to 11 additional hotels containing a total of 1,291 rooms and that provide for an aggregate gross purchase price of $193,986,648; (c) the unsecured credit facility we obtained for working capital and short-term acquisition funding, which has a maximum aggregate commitment by the lender of $150,000,000; and (d) information about management security holdings and compensation. This supplement also contains our additional risk factors and provides certain financial statements and other information about us and the hotels we have purchased to date.

Supplement No. 18 dated May 16, 2007 reports on (a) our purchase of three hotels containing a total of 328 rooms for an aggregate gross purchase price of $40,934,044, and (b) our execution of a purchase contract that relates to an additional hotel containing 176 rooms and that provides for a gross purchase price of $36,500,000. This supplement also provides certain financial statements and other information about us and the hotels we have purchased to date.

Supplement No. 19 dated June 5, 2007 reports on (a) our purchase of an entity, which holds one hotel containing 119 rooms, for a gross purchase price of $15,987,973, and (b) the expansion of our Board of Directors to include two additional directors.

Supplement No. 20 dated June 19, 2007 reports on (a) our purchase of two hotels containing a total of 235 rooms for an aggregate gross purchase price of $43,750,000, and (b) our execution of purchase contracts that relate to four additional hotels containing 341 rooms and that provide for an aggregate gross purchase price of $36,698,465.

As of March 15, 2006, we completed our minimum offering of 4,761,905 units at $10.50 per unit and raised gross proceeds of $50,000,000 and proceeds net of selling commissions and marketing expenses of $45,000,000. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of June 12, 2007, we had closed on the sale of 80,732,052 additional units at $11 per unit and from such sale we raised gross proceeds of $888,052,576 and proceeds net of selling commissions and marketing expenses of $799,247,319. Sales of all units at $10.50 per unit and $11.00 per unit, when combined, represent gross proceeds of $938,052,576 and proceeds net of selling commissions and marketing expenses of $844,247,319.

In connection with our hotel purchases to date, we paid a total of $11,502,675, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.